This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes. In the event of any inconsistency between the information presented herein and any such term sheet, such term sheet shall govern. The information contained in this document is for informational purposes only.

JPMorgan Dual Directional Buffered Review Notes Linked to the S&P GSCI Crude Oil Index Excess Return due January 4, 2016

The notes are designed for investors who seek early exit prior to maturity at a premium if the closing level of the Index on any Review Date is greater than or equal to the Initial Index Level. If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by up to the Contingent Buffer Percentage, investors will receive an unleveraged return equal to the absolute value of any depreciation of the Index. If the Ending Index Level is less than the Initial Index level by more than the Contingent Buffer Percentage, investors in the notes should be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Index	The S&P GSCI Crude Oil Index Excess Return (Bloomberg ticker: SPGCCLP)
Automatic Call	If, (1) with respect to any Review Date (other than the Final Review Date), the closing level of the Index on that Review Date is greater than or equal to the Call Level or, (2) with respect to the final Review Date, the Ending Index Level is greater than or equal to the Call Level
Payment if Called	$1,000 plus the call premium amount calculated as follows: At least 4.25% x $1,000 if called on the first Review Date At least 8.50% x $1,000 if called on the second Review Date At least 12.75% x $1,000 if called on the third Review Date At least 17.00% x $1,000 if called on the final Review Date (to be determined on the pricing date)
Contingent Buffer Percentage	20%
Pricing Date	On or about November 26, 2014
Original Issue Date	On or about December 2, 2014
Review Dates	February 26, 2015; May 26, 2015; August 26, 2015; and December 29, 2015
Ending Averaging Dates	December 22, 2015; December 23, 2015; December 24, 2015; December 28, 2015; and December 29, 2015
Call Settlement Date	The third business day after the applicable Review Date, except that if the notes are called on the final Review Date, the Call Settlement Date will be the Maturity Date
Maturity Date	January 4, 2016
Index Return	(Ending Index Level - Initial Index Level) / Initial Index Level
Absolute Index Return	The absolute value of the Index Return
Initial Index Level	The closing level of the Index on the Pricing Date
Ending Index Level	The arithmetic average of the closing levels of the Index on the Ending Averaging Dates
Settlement	Cash
Payment At Maturity	*If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by up to the Contingent Buffer Percentage:* $1,000 + ($1,000 x Absolute Index Return) *If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Percentage:* $1,000 + ($1,000 x Index Return) Your investment may result in a loss of all of your principal at maturity.
CUSIP	48127DPK8
Preliminary Term Sheet	http://www.sec.gov/Archives/edgar/data/19617/000089109214008839/e61611fwp.htm

Hypothetical Return for Dual Directional Buffered Review Notes (assuming $1,000 Initial Investment)



First Review Date
If the closing level of the Index is greater than or equal to the Initial Index Level, the note is called and the investor receives full repayment of principal and the call premium
Second Review Date
If the closing level of the Index is greater than or equal to the Initial Index Level, the note is called and the investor receives full repayment of principal and the call premium
Third Review Date
If the closing level of the Index is greater than or equal to the Initial Index Level, the note is called and the investor receives full repayment of principal and the call premium
Final Review Date
If the Ending Index Level is greater than or equal to the Initial Index Level, the note is called and the investor receives full repayment of principal and the call premium
4.25%
8.50%
12.75%
17.00%
Call Premium
Call Level
If the closing level of the Index is less than the Initial Index Level, go to next Review Date
If the closing level of the Index is less than the Initial Index Level, go to next Review Date
If the closing level of the Index is less than the Initial Index Level, go to next Review Date
If the notes are not automatically called and Ending Index Level is less than the Initial Index Level by up to the Contingent Buffer Percentage, the investor receives full repayment of principal plus the Absolute Index Return
-20%
If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Percentage, the investor will lose 1% principal amount for every 1% decline from the Initial Index Level
Index Return

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for further information.

- Your investment in the notes may result in the loss of some or all of your principal and is subject to the credit risk of JPMorgan Chase & Co. (JPMC).
- The notes do not guarantee the payment of interest and may not pay interest at all.
- If the notes are automatically called, the potential gain on the notes will be limited to the call premium, regardless of any appreciation in the Index, however significant and, if the Index Return is negative, the maximum return will be limited by the Contingent Buffer
- The benefit provided by the Contingent Buffer Percentage may terminate on the final Review Date.
- If the notes are automatically called early, there is no guarantee you will be able to reinvest the proceeds for a comparable return.
- JPMS' estimated value of the notes will be lower than the original issue price (price to public) on the notes, does not represent the future value of the notes and may differ from others' estimates and is not determined by the reference to credit spreads for our conventional fixed rate debt.
- The value of the notes which may be reflected in customer account statements may be higher than JPMS' then-current estimated value for a limited time period.
- We may accelerate your notes if a commodity hedging disruption event occurs.
- Commodity futures contracts are subject to uncertain legal and regulatory regimes, high and unpredictable price volatility,market disruptions and changes in margin requirements, all of which may adversely affect the value of the notes.
- The index is an excess return index and may be more volatile than a broad-based commodity index.
- The index is an excess return index and may be more volatile and susceptible to price fluctuations than a broad-based commodity
- Lack of liquidity: JPMorgan Securities, LLC, acting as agent for JPMC (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential Conflicts: JPMC and its affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making assumptoins to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging and other trading activities of JPMC could result in substantial returns for J.P. Morgan while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.

Index Level at Review Date	Index Return at Review Date	Total Return at First Call Settlement	Total Return at Second Call Settlement	Total Return at Third Call Settlement	Total Return at Maturity
714.0000	70.00%	4.25%	8.50%	12.75%	17.00%
672.0000	60.00%	4.25%	8.50%	12.75%	17.00%
630.0000	50.00%	4.25%	8.50%	12.75%	17.00%
588.0000	40.00%	4.25%	8.50%	12.75%	17.00%
546.0000	30.00%	4.25%	8.50%	12.75%	17.00%
504.0000	20.00%	4.25%	8.50%	12.75%	17.00%
462.0000	10.00%	4.25%	8.50%	12.75%	17.00%
420.0000	0.00%	4.25%	8.50%	12.75%	17.00%
399.0000	-5.00%	N/A	N/A	N/A	5.00%
378.0000	-10.00%	N/A	N/A	N/A	10.00%
357.0000	-15.00%	N/A	N/A	N/A	15.00%
336.0000	-20.00%	N/A	N/A	N/A	20.00%
335.9580	-20.01%	N/A	N/A	N/A	-20.01%
294.0000	-30.00%	N/A	N/A	N/A	-30.00%
210.0000	-50.00%	N/A	N/A	N/A	-50.00%
0.0000	-100.00%	N/A	N/A	N/A	-100.00%

Each hypothetical return set forth above assumes an Initial Index Level of 420.0000, a maximum call premium of 17.00%, and a Contingent Buffer Percentage of 20%. The actual maximum call premium will be determined on the pricing date and will not be less than 17.00%. Each hypothetical total return set forth above is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.

Filed pursuant to Rule 433
Registration Statement No: 333-199966
Dated: November 25, 2014

J.P.Morgan

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any
offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov.
Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and
SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.
        2